UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 01, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Paris, 30th of November, 2009

Rejection of the appeal against the decision of the European Commission concerning professional tax in France: no impact on the Group’s net debt

The European Court of First Instance has rejected the appeal of the French State and France Telecom concerning the litigation on the implementation mechanism for professional tax prior to 2003.

The relevant amount had been placed in an escrow account in 2007 and 2008 – and therefore was excluded from the Group’s cash balance – amounts to 1 016 M€ today, including interest. This amount will now be transferred to the French State, with no impact on the Group’s net debt. An expense, net of tax, of the same amount will be accounted in the Group’s 2009 P&L.

This decision does not impact the Group’s dividend policy that will remain based on organic cash flow excluding exceptional elements.

The Group will examine the different options available to it following this decision.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (38.1 billion euros for the first nine months of 2009) and, at 30 September 2009, a customer base of almost 190 million customers in 32 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 126 million customers. At 30 September 2009, the Group had 128.8 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press Contacts: + 33 1 44 44 93 93

Béatrice Mandine, beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 01, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer